Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07023505

27 April 2007

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED

MAY 17 2007

THOMSON
FINANCIAL

5/16

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 March 2007

QUARTER SUMMARY

- Cash at the end of the quarter was A$12.4 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$1.72 million.
- Subsequent to the end of the quarter, ExxonMobil, Santos and Oil Search announced pre FEED studies for an LNG development based on the Hides, Juha and Angore gas fields. Oil Search believes that more than one LNG development is feasible to develop other gas. In Cue's opinion these studies enhance the probability of monetising Cue's interests in the Barikewa and Kimu gas fields in the medium term.

Indonesia.

- The Oyong production barge contract was awarded to PT Pulau Kencana Raya for use of the Seagood 101 production barge. Work restarted and continued on modifications to the barge for Oyong production service.
- Cue will retain its full 15% interest in the Sampang PSC as the Indonesian Participant has declined to proceed.

New Zealand

- Substantial progress was achieved on the Maari oil field development.
- Subsequent to the end of the quarter, Cue finalised negotiations for a project based loan to finance its share of Maari development costs.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

During the quarter, the SE Gobe field was producing at an average rate of approximately 6,700 barrels of oil per day (Cue's share approximately 220 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe field was A$1.72 million and equated to 22,868 barrels. Cue did not have any hedging arrangements in place during the quarter.

Water injection at SEG 13 ST1 began during the quarter and is expected to provide pressure support at SEG12 and SEG 6 ST1 and hence enhanced oil production from the wells.

Flow line construction and tie in operations on the SEG 14 water injector were underway during the quarter. SEG 14 is expected to provide pressure support for the SEG 11 oil producer.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC – Oyong Field - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

Development Progress

A well head platform has been installed on the field and development drilling has been completed. A floating oil storage vessel has been installed in the field.

Because of delays and rising costs associated with the floating production vessel a re tender of the contract for the vessel has been required by the Indonesian authorities.

The successful tenderer was PT Pulau Kencana Raya (PKR) and a contract was awarded in January 2007 for the PKR production barge Seagood 101. The Seagood 101 barge is being modified for Oyong service in a Batam Island, Indonesia shipyard.

Modifications are well underway and the vessel is expected to be on location in late second quarter 2007, with first oil production expected in early third quarter 2007, at an estimated initial rate of approximately 8000 - 10,000 barrels of oil per day.

First gas production is expected in late 2008.

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are now likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand

Maari Oil Field

Development Progress

Substantial progress has been made on the Maari field development.

Construction continues on the well head platform at the Kencana, Malaysia fabrication yard.

The "Andaman Sea" tanker, to be named FPSO Ranoa, is in the Jurong shipyard in Singapore and FPSO conversion work is well underway. Fabrication of the mooring turret, process modules and vessels, continues in Batam, Indonesia.

The well head platform is expected to be installed in late 2007 ahead of first oil production in 2008.

Cue's total share of the field development cost is expected to be approximately US$23 million including contingency allowance.

Subsequent to the end of the quarter, Cue finalised negotiations for a project based loan to finance its share of Maari development costs.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

Due to delays in receiving required government approvals and rig availability, the Murray Deep sub thrust prospect is now expected to be drilled in late 2007.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field. Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

The Greater Barikewa Field Survey over the Barikewa gas field was completed at the beginning of the quarter.

The survey consists of seven geological traverses totalling 40Km. The geological information obtained from the survey is designed to provide a better structural picture of the field and hence a narrower range of potential recoverable gas volumes.

Barikewa has been assessed, in the past, to have the potential to contain around 800 billion cubic feet of recoverable gas, with Cue's share being approximately 120 billion cubic feet in a most likely case. The initial results from the geological survey indicated that recoverable gas volumes are likely to be of this order of magnitude at least.

Subsequent to the end of the quarter ExxonMobil, Santos and Oil Search announced pre FEED studies for an LNG development based on the Hides, Juha and Angore gas fields. Oil Search believes that more than one LNG development is feasible to develop other gas fields. In Cue's opinion these various studies enhance the probability of monetarising Cue's interests in the Barikewa and Kimu gas fields in the medium term.

Barikewa is located immediately adjacent to the likely route of the proposed gas development pipeline, and is geographically well placed to potentially be included in future gas developments that are currently being studied by PNG project operators.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest), (Jeruk interest 8.181818%)
Operator: Santos

Wortel

Wortel -1 located approximately 7km west of the Oyong oil and gas field, encountered a 141 metre gas column overlying a gas water contract.

Wortel -2, which is located 1km east-south east of Wortel -1 failed to encounter significant hydrocarbons or reservoir.

It is expected that a Wortel -3 well will be drilled in late 2007, immediately to the east of Wortel -1, to establish the full potential of the Wortel accumulation.

The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through Oyong facilities, with Wortel gas potentially coming on stream at the same time as Oyong gas.

Jeruk

Opportunities to commercialize Jeruk are being examined and possible development scenarios reviewed. Development of the field will require resolution of commercial, and various technical issues.

Indonesian Participation

Under the terms of the Sampang PSC (and other Indonesian PSC's), BPMIGAS, has the right by itself, or its nominee to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is the nominee of BPMIGAS and had the right to acquire the interest. Petrogas has now declined to proceed with obtaining an interest and as a consequence, Cue's interest will remain at 15%. Cue will, therefore, receive its full 15% share of Oyong oil production and in all future production from the block. As Cue has been paying 15% of expenditure to date, there will be no financial adjustments required.

AUSTRALIA

AC/RL-7 – Timor Sea (Cue interest 20%)
Operator: Coogee Resources

The Retention Lease contains the Cash–Maple field which has proven gas at Jurassic and Triassic Levels. The Jurassic reservoir is assessed to contain between 0.7 and 3.1 trillion cubic feet of recoverable gas depending on trap fill. Associated condensate yields are estimated at between 11.9 and 54.7MMstb. The Triassic reservoir contains up to 0.56TCF of recoverable gas and 9.5MMstb condensate.

Cash Maple is a candidate to supply long term gas feedstock to a potential floating methanol facility being considered by companies associated with the operator.

There was no exploration activity during the quarter.

Carnarvon Basin
EP 363 Carnarvon Basin - Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-359-P permit lies to the west of the Mutineer and Exeter oilfields.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.
Preparations are underway for seismic acquisition in the permit.

Discussions are being held with companies interested in farming into the permit.

WA-360-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-360-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Preparations are underway for seismic acquisition in the permit.

Discussions are being held with companies interested in farming into the permit.

WA-361-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-361-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Preparations are underway for seismic acquisition in the permit.

Discussions are being held with companies interested in farming into the permit.

WA-389-P Carnarvon Basin - Western Australia (100% interest)
Operator: Cue Energy Resources Ltd

Re-evaluation of existing technical data has been started and will be ongoing in 2007.

Bass Basin
T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T37/P permit is immediately adjacent to the Yolla gas condensate field which has recently begun production. Yolla also contains oil.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.

Preparations are underway for seismic acquisition in the permit.

Discussions are being held with companies interested in farming into the permit.

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T38/P permit is immediately south of the Yolla gas condensate field which has recently begun production. Yolla also contains oil. The permit contains the Pelican gas condensate discovery.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.
Preparations are underway for seismic acquisition in the permit.

Discussions are being held with companies interested in farming into the permit.

By Order of the Board

Andrew Knox
Public Officer

Various statements in the release constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

OYONG PRODUCTION BARGE SITE PHOTOS



PAPUA NEW GUINEA


PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PDL 3
PRL 9
PRL 8
BARIKEWA GAS FIELD
Potential location for LNG facility
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
CUE ACREAGE
PNG to Queensland
0
50
KILOMETRES

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

Quarter ended ("current quarter")

31 March 2007

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date 9 months $A'000
1.1	Receipts from product sales and related debtors	1,718	5,611
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(848)	(12,460)
	(b) development	(2,762)	(7,042)
	(c) production	(390)	(1,133)
	(d) administration	(408)	(1,479)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	196	726
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	(1,430)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(2,494)	(17,207)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(15)	(35)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	771
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(15)	736
1.13	Total operating and investing cash flows (carried forward)	(2,509)	(16,471)

1.13	Total operating and investing cash flows (brought forward)	(2,509)	(16,471)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(2,509)	(16,471)
1.20	Cash at beginning of quarter/year to date	15,174	29,903
1.21	Exchange rate adjustments to item 1.20	(232)	(999)
1.22	**Cash at end of quarter**	12,433	12,433

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	50
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,633
4.2	Development	4,593
	Total	**6,226**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	104	103
5.2	Deposits at call	12,329	15,071
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	12,433	15,174

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 - -	 - -	 - -	 - -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,000,000 1,500,000	 - -	*Exercise Price* 35 cents 35 cents	 02/05/07 01/06/08
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 27 April 2007
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

**QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 MARCH 2007**

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA-359-P	Cue Energy Resources Limited	50.00
WA-360-P	Cue Energy Resources Limited	50.00
WA-361-P	Cue Energy Resources Limited	50.00
WA-389-P	Cue Energy Resources Limited	100.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00
(i)Economic interest in the Jeruk field		8.181818

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Employee Options Issued

The Company advises that 3,850,000, 19 April 2012 unlisted options have been issued to employees of the company as follows ;-

Number	Exercise Price (cents)	Vesting Date
1,283,336	20	Immediate
1,283,332	22.5	19/04/08
1,283,332	25	19/04/09

Andrew Knox
Public Officer

27 April 2007

END